Exhibit 99.1

Nomad Foods Enters into an Accretive Transaction to Settle Legacy Tax Claims

To repurchase 9.8 million shares from Permira at a purchase price of $10.75 per share

FELTHAM, England, June 12, 2017 — Nomad Foods Limited (NYSE: NOMD) today announced that it has entered into an agreement to repurchase 9,779,729 of its shares beneficially owned by funds advised by Permira Advisers LLP (“Permira”) at a purchase price of $10.75 per share, which represents a 25% discount to the closing price of Nomad Foods ordinary shares on June 9, 2017. The transaction, which is 6% accretive to EPS, relates to a final settlement of indemnity claims against an affiliate of Permira, of legacy tax matters that predate its acquisition of Iglo Group in 2015. The aggregate purchase price of approximately $105.1 million will be funded from the Company’s cash on hand and the shares will be retired.

Stefan Descheemaeker, CEO of Nomad Foods, said, “Today’s announcement represents a unique opportunity for Nomad Foods to create value for its shareholders. We continue to have significant cash on hand and financial capacity to execute acquisitions, a strategic priority, and remain encouraged by the positive momentum in our business.”

Forward Looking Statements

Certain statements in this release are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events and other matters that are not historical facts, including expectations regarding the repurchase of ordinary shares. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Contact Details

Investor Relations Contact

Taposh Bari, CFA

Nomad Foods Limited

+1-718-290-7950

John Mills

ICR, Partner

+1-646-277-1254

Media Contact

Liz Cohen

Weber Shandwick

+1-212-445-8044